UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

Name of Issuer:  StrataCom, Inc.

Title of Class of Securities:  Common Stock, Par Value $.01

CUSIP Number:  862683-10-9

Check the following box if a fee is being paid with this statement:   (  ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act bust shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862683-10-9

13G

Page 2 of 4 Pages

1.     NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Motorola, Inc.
       F.E.I.N. 36-1115800

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)
       (b)

3.     SEC USE ONLY

4.     CITIZEN OR PLACE OF ORGANIZATION

       Delaware Corporation

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER

       None

6.     SHARED VOTING POWER

       None

7.     SOLE DISPOSITIVE POWER

       None

8.     SHARED DISPOSITIVE POWER

       None

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       -0-

12.    TYPE OF REPORTING PERSON*

       C O

                                   SCHEDULE 13-G

Item 1(a)  Name of Issuer:

       StrataCom, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

       1400 Parkmoor Avenue
       San Jose, California  95126

Item 2(a)  Name of Person Filing:

       Motorola, Inc.

Item 2(b)  Address of Principal Business Office or, if none, Residence:

       1303 East Algonquin Road
       Schaumburg, Illinois  60196

Item 2(c)  Citizenship:

       Delaware Corporation

Item 2(d)  Title of Class of Securities:

       Common Stock, Par Value $.01

Item 2(e)  CUSIP Number:

       862683-10-9

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check the status of the person filing.

       Not Applicable

Item 4  Ownership (as of December 31, 1993)

(a)  Amount Beneficially Owned:

       None

(b)  Percent of Class

       -0-

(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:

       None

(ii)  shared power to vote or direct the vote:

       None

(iii)  sole power to dispose or to direct the disposition of:

       None

(iv)  shared power to dispose or to direct the disposition of:

       None

Item 5  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: (X)

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

       Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company.

       Not applicable

Item 8  Identification and Classification of Members of the Group.

       Not Applicable

Item 9  Notice of Dissolution of Group.

       Not applicable

Item 10  Certification.

       Not applicable

                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 1995

By: /s/ Theodore W. Schaffner
Theodore W. Schaffner
Vice President and Corporate Director of Business Development
MOTOROLA, INC.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).